SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY
By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 11 May 2012

Name of applicant:		Prudential plc

Name of scheme:		Prudential Savings-Related Share Option Scheme

Period of return:	From:	1 October 2011	To:	30 April 2012

Balance of unallotted securities under scheme(s) from previous return:		631,534 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0 ordinary shares of 5p each

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		266,553 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		364,981 ordinary shares of 5p each

Name of contact:		Emma Jacobs

Telephone number of contact:		020 7548 3931

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 11 May 2012

Name of applicant:		Prudential plc

Name of scheme:		Prudential Group Performance Share Plan and Prudential Business Unit Performance Plan

Period of return:	From:	1 October 2011	To:	30 April 2012

Balance of unallotted securities under scheme(s) from previous return:		28,346 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		3,500,000 ordinary shares of 5p each

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,500,000 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		28,346 ordinary shares of 5p each

Name of contact:		Emma Jacobs

Telephone number of contact:		020 7548 3931

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 11 May 2012

Name of applicant:		Prudential plc

Name of scheme:		Prudential International Savings-Related Share Option Scheme

Period of return:	From:	1 October 2011	To:	30 April 2012

Balance of unallotted securities under scheme(s) from previous return:		1,539,227 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0 ordinary shares of 5p each

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		100,444 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,438,783 ordinary shares of 5p each

Name of contact:		Emma Jacobs

Telephone number of contact:		020 7548 3931